Murphy Canyon Acquisition Corp.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

August 10, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes and Laura Crotty

Re:	Murphy Canyon Acquisition Corp.

Registration Statement on Form S-4

File No. 333-271903

Dear Mr. Howes and Ms. Crotty,

Murphy Canyon Acquisition Corp. (the “Company”) hereby requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time on August 11, 2023 or as soon thereafter as practicable.

Please contact Avital Perlman of Sichenzia Ross Ference LLP, the Company’s counsel, at (212) 930-9700, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Jack K. Heilbron
Chief Executive Officer

cc:	Avital Perlman, Esq.